SCHEDULE 13G
General Signal
Corporation
Common Stock
$1 par value

Cusip # 370-838-10-4
Item 1:  Reporting
Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,085,700
Item 7:  -0-
Item 8:  3,085,700
Item 9:  3,085,700
Item 11: 7.06% Item
12: IA


Cusip #: 370-838-10-4
Item 1:  Reporting
Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,802,100
Item 7:  -0-
Item 8:  1,802,100
Item 9:  1,802,100
Item 11: 4.12% Item
12: IA

Cusip Number: 370-838-
10-4
Item 1:  Reporting
Person - Julian H.
Robertson, Jr.
Item 4:  U.S
Item
5:  -0-
Item
6:
4,887,
800
Item
7:  -0-
Item
8:
4,887,
800
Item
9:
4,887,
800
Item
11:
11.18%
Item
12: IN


Item 1(a). General
Signal Corporation

Item 1(b). One High
Ridge Park, P.O.Box
10010, Stamford, CT
06404

Item 2(a). This
statement is filed on
behalf of Tiger
Management
L.L.C.("TMLLC") and
Tiger Performance
L.L.C. ("TPLLC").


Julian H. Robertson,
Jr. is the ultimate
controlling person of
TMLLC and TPLLC.


Item 2(b). The address
of each reporting
person is 101 Park
Avenue, New York, NY
10178


Item 2(c).
Incorporated by
reference to item (4)
of the cover page
pertaining to each
reporting person.
Item 2(d). Common Stock
$1 par value
Item 2(e). 370-838-10-4
Item 3. TMLLC and TPLLC
are
investment advisers
registered under
Section 203 of the
Investment Advisers Act
of 1940.


Item 4. Ownership as of
August 31,
1998 is incorporated by

reference to items (5)

- (9) and (11) of the

cover page pertaining

to each reporting

person.

Item 5. Not applicable

Item 6. Other persons

are known to

have the right to

receive dividends from

or proceeds from the

sale of such

securities.  The

interests of one such

person, The Jaguar Fund

N.V., a Netherlands

Antilles corporation,

is more than 5%.

Item 7.

Not

applicable

Item 8.

Not

applicable

Item 9.

Not

applicable





Item 10. By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were
not acquired for the
purpose of and do not
have the effect of
changing or influencing
the control of the
issuer of such
securities and were not
acquired in connection
with or as a
participant in any
transaction having such
purpose or effect.


After reasonable
inquiry and to the best
of my knowledge and
belief, I certify that
the information set
forth in this statement
is true,
complete and correct.

September 10, 1998

TIGER MANAGEMENT
L.L.C.

/s/  Nolan Altman,
Chief Financial
Officer

TIGER PERFORMANCE
L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

Chief Financial Officer

JULIAN H. ROBERTSON,
JR. By:
/s/ Nolan Altman
Under Power of Attorney
dated 1/27/95
On File with Schedule
13G for Kohl's Corp.
2/7/95

AGREEMENT

The undersigned agree
that this Schedule 13G
dated September 10,
1998 relating to shares
of common stock of
General Signal
Corporation shall be
filed on behalf of each
of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief
Financial
Officer

TIGER
PERFORMANCE
L.L.C.

/s/  Nolan
Altman,
Chief Financial
Officer

JULIAN H.
ROBERTSON, JR.
By:
/s/ Nolan Altman
Under Power of

Attorney dated

1/27/95

On File with

Schedule 13G for

Kohl's Corp.

2/7/95